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SEC FILE NUMBER
8-66203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ascendiant Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Front Street Suite 300
(No. and Street)

Jupiter	FL	33477
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael O. Brown	678-894-1959	mobrown@bdsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lungren & Co.
(Name – if individual, state last, first, and middle name)

505 N. Mur-len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

1/5/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MichaelO.Brown, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ascendiant Securities, LLC, as of December 31, 2025, 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: MichaelOBrown

Title: CFO and Financial & Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ASCENDIANT SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

AS OF AND FOR THE YEAR ENDED

DECEMBER 31, 2025

The report is filed in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 as a **PUBLIC** document.

ASCENDIANT SECURITIES, LLC

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Financial Statement	3 -5

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Ascendiant Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ascendiant Securities, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ascendiant Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ascendiant Securities, LLC's management. Our responsibility is to express an opinion on Ascendiant Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ascendiant Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Ascendiant Securities, LLC's auditor since 2024.

Olathe, Kansas
April 13, 2026

ASCENDIANT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	27,512
Accounts receivable		35,000
Prepaid expenses		1,191
Total assets	$	63,703

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable	$	150
Total liabilities		150
MEMBER'S EQUITY		63,553
Total liabilities and member's equity	$	63,703

The accompanying notes are an integral part of these audited financial statements.

ASCENDIANT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Ascendiant Securities, LLC (the "Company") was incorporated in the state of Nevada on August 19, 2003 and commenced operations on January 20, 2004. The Company is wholly owned by Ascendiant Capital Group, LLC ("ACG" or the "Parent"). The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

15c3-3 Exemption

During the year ended December 31, 2025 the Company did not claim an exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934. Rather the Company believes during this period the services they provide would not subject the Company to the provisions of SEC Rule 15c3-3, because the Company without exception, did not hold customer funds or securities and its business activities were limited to (1) effecting securities transactions via subscriptions; and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The Company is filing an exemption report and a related accountant's report in accordance with Footnote 74 of SEC Release 34-70073 and as discussed in Question 8 of the related FAQ issued by the SEC Staff.

Under the Footnote 74 provision, the Company is not required to maintain a reserve account for the exclusive benefit of customers nor is it required to make a determination of the possession and control requirements of the rule.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of cash in a bank. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2025. For purposes of the financial statement of cash flows, the Company considers all highly liquid cash instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2025, the Company had no cash equivalents.

NOTES TO FINANCIAL STATEMENT

(Continued)

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Revenue Recognition

Revenue associated with advisory services is recorded upon the close of the related transaction which is when the performance obligation is met. Revenue associated with the Company's securities' transactions is recognized on a settlement date basis. Securities owned and contracts to purchase securities in the future are recorded at market value, and accordingly, any changes in market value are recognized in the statement of income. Market value is based on prices obtained from active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

Income Taxes

All income and losses of the Company are passed through to the Parent and the Parent reports these on its income tax return. There is no entity level tax for the Company for federal purposes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company is not subject to income tax return examinations by major taxing authorities for years before 2022.

Single Reportable Segment

The Company is engaged in a single line of business as an investment banking broker-dealer, which is comprised of several classes of services, including providing merger and acquisition advisory services through hourly, retainer and success fees. The company has identified a Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 -   NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2025, the Company had net capital of $27,262 and net capital requirement of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.01 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company may be obligated to pay management fees to ACG for general and administrative support provided to the Company. ACG determined that for the year ended December 31, 2025 a fee of $200 would be due by the Company based on the activity in the Company. The Company is also an affiliate of Ascendiant Capital Markets, LLC ("ACM") which is under common control as the Company. As of December 31, 2025 the Company had no amounts due to or from ACM.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including deposits, accounts receivable and income taxes and penalties payable, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

During the normal course of business, the Company may make certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities may include certain agreements with the Company's officers, under which the Company may be required to indemnify such persons for liabilities arising out of their current relationship. The duration of these indemnities and guarantees may vary.

Historically, the Company has not been obligated to make any payments for any such obligation and as of December 31, 2025 there are no known liabilities required to be recorded for indemnities and guarantees in the accompanying financial statements.

At times, the Company may maintain cash balances in excess of the FDIC limit of $250,000. At December 31, 2025, the Company did not have a cash balance that was in excess of the FDIC limit.

NOTE 5 - CONCENTRATIONS

A concentration of transactions is defined as one or more transaction conducted with the same party from which 10% or more of the Company's annual fee revenue is derived . During the year ended December 31, 2025 one customer was the source of 100% of the Company's revenue and all of this revenue remained as an outstanding account receivable as of December 31, 2025.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements. The accompanying notes are an integral part of these financial statements.